February 15, 2013

Correspondence Filing via EDGAR

Ms. Mara L. Ransom

Assistant Director

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cass Information Systems, Inc.
Annual Report on Form 10-K for fiscal year ended December 31, 2011
Filed March 9, 2012
Definitive Proxy on Schedule 14A
Filed March 16, 2012
Response to Oral Comment Received February 14, 2013

Dear Ms. Ransom:

On behalf of Cass Information Systems, Inc. (the “Company”), we are responding to the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the definitive proxy statement on Schedule 14A, filed by the Company on March 16, 2012 (the “2012 Proxy Statement”), which is the subject of the Staff’s oral comment to the Company received on February 14, 2013.

In response to the Staff’s prior comments relating to the 2012 Proxy Statement, the Company agreed to provide revised disclosure in future filings concerning the Company’s profit sharing program and its operation. On February 14, 2013, the Staff requested that the Company provide it with the proposed disclosure that the Company intends to include in future filings with the Commission. Specifically, the Staff requested proposed disclosure relating to the following comments: (i) Comment 3 included in the Staff’s letter to the Company dated December 19, 2012; and (ii) Comment 1 included in the Staff’s letter to the Company dated January 9, 2013.

February 15, 2013

To comply with the Staff’s request, the Company has attached as Exhibit A to this letter a copy of the proposed description of the Company’s profit sharing program to be disclosed in future filings with the Commission, including the proxy statement relating to the Company’s 2013 annual meeting of shareholders. Specific financial information that has not yet been publicly released has been redacted, per the Staff’s approval.

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In addition, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ David W. Braswell

David W. Braswell

DWB/jrp

cc:	Scott Stringer/U.S. Securities and Exchange Commission
Jason Niethamer/U.S. Securities and Exchange Commission
Jacqueline Kaufman/U.S. Securities and Exchange Commission
Dietrich King/U.S. Securities and Exchange Commission
Eric H. Brunngraber/Cass Information Systems, Inc.
P. Stephen Appelbaum, Cass Information Systems, Inc.

EXHIBIT A

Profit Sharing Bonus

The Company is unique in having a profit sharing program which has been in existence since 1968. These cash bonuses are paid to all full-time employees including executives, exempt and non-exempt staff, according to the profit sharing program approved by the Board. The purpose of this program is to facilitate the Company’s continued growth and success by providing rewards that are commensurate with achievement, thereby creating an incentive for superior performance and improved results for shareholders. The profit sharing program is funded and paid semi-annually with 12.5% of the Company’s profits before taxes. As such, all cash bonuses paid by the Company are capped and are available only when, and to the extent that, the Company is profitable overall.

Total profit sharing funds are divided into “pools” to be distributed among various employee groups, including the CEO, executives, exempt and non-exempt staff. The target percentage of salary to be received by the CEO ranges from 0% to a maximum of 70%. The target percentage of salary to be received by the other named executive officers ranges from 0% to a maximum of 45% in the case of Messrs. Langfitt, Mathias and Pickering or 0% to a maximum of 50% in the case of Messrs. Appelbaum and Murray. Payments made to the CEO are based on return on average equity for the period and can range from 0% of the total profit sharing fund if return on average equity is zero or negative to a maximum of 5% if return on average equity is 20% or higher. For the purpose of determining whether profit sharing funds are available to the CEO, return on average equity is calculated by dividing net income for the period by average daily shareholders’ equity for the same period. Payments made to the other named executive officers, while primarily based on the size of the pool, are also based on a subjective assessment of performance, considering factors such as performance of the individual and his associated operating unit taking into account factors such as revenue growth, cost efficiencies, technological advancements and leadership. Consideration is also given to profit sharing payments that an individual has received in the past as well as those received by other named executive officers in order to help ensure internal equity. The portion of the profit sharing funds allocated to payouts for the named executive officers other than the CEO is determined based on the net increase in income after taxes (“NIAT”) for the respective semi-annual period. This pool can range from 9% to 16% of the total profit sharing funds available to exempt staff based on a change in the NIAT of -20% to +20% or greater, respectively.

The percentages of the total profit sharing funds available to the CEO and other named executive officers have been set to result in payments that fall within the targeted salary percentages for the CEO and other named executive officers. The targeted percentage salary ranges for the CEO and other named executive officers have, for the most part, been in place since the Company’s profit sharing program was established. These ranges were established based on the following factors: (i) the goal to maintain internal equity that reflects the responsibilities of the position relative to other positions within the Company; (ii) the objective to provide incentive compensation that is adequate to attract and retain talent, validated through the Company’s recruitment efforts and periodic review of general marketplace survey data; and (iii) the desire to minimize overly risky compensation practices in line with the Company’s conservative risk strategy.

The target salary percentage payouts and the distributions made to the CEO and other named executive officers are regularly reviewed by the compensation committee in accordance with the factors noted above. The compensation committee has continuously determined that the profit sharing payments resulting from the methodology described above are desirable based on the Company’s past performance and its compensation philosophies and objectives.

Bonuses earned in the first and second halves of 2012 were paid in August 2012 and February 2013, respectively, and were made in accordance with the Company’s profit sharing program. The CEO bonus calculations were based on the return on average equity achieved by the Company during the respective six-month periods (i.e., XX.XX% and XX.XX%). These return on equity achievements resulted in the CEO receiving X.XX% and X.XX% of the total profit sharing pool based on the profit sharing program guidelines, for a total 2012 profit sharing payment of $XXX,XXX.

The total profit sharing pool funds available to other executive officers, including the named executive officers other than the CEO, was based on a X.XX% [increase/decrease] in net income after taxes for the first half of 2012 over the first half of 2011 and a X.XX% [increase/decrease] in net income after taxes in the second half of 2012 over the second half of 2011, resulting in XX.XX% and XX.XX% of the total exempt staff profit sharing pool being available for profit sharing payments to executive officers, including named executive officers other than the CEO, in the first and second halves of 2012, respectively. As noted above, the amount of these profit sharing funds allocated to individual named executive officers, other than the CEO, is determined by the CEO based on a subjective evaluation considering internal equity among the named executive officers and other individual factors, including:

•	P. Stephen Appelbaum: overall stewardship of corporate financial processes, reporting and controls.

•	Gary B. Langfitt: leadership and growth of the Company’s expense management business unit throughout the economic recovery.

•	Robert J. Mathias: ongoing growth of the Company’s banking subsidiary while maintaining excellent credit quality.

•	Harry M. Murray: planning and direction of activities leading to an acquisition closing in early 2012.

•	John F. Pickering: leadership and growth of the Company’s transportation information services business unit throughout the economic recovery.

Payments made to the named executive officers [increased/decreased] in 2012 as compared to 2011 due primarily to the [increase/decrease] in the profit sharing pool and the related factors that determine the amounts available to the CEO and named executive officers.